UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 29, 2022

TERRA INCOME FUND 6, INC.

(Exact name of registrant as specified in its charter)

Maryland	814-01136	46-2865244
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

550 Fifth Avenue, 6th Floor

New York, New York 10036

(Address of principal executive offices, including zip code)

(212) 753-5100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
7.00% Notes due 2026	TFSA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 2, 2022, Terra Income Fund 6, Inc. (the “Company”), Terra Property Trust, Inc. (the “Terra REIT”), Terra Merger Sub, LLC, a wholly owned subsidiary of Terra REIT (“Merger Sub”), Terra Income Advisors, LLC (the “Advisor”) and Terra REIT Advisors, LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions therein, the Company will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Terra REIT (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), except for any shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) held by Terra REIT or any wholly owned subsidiary of Terra REIT or the Company, which shares will be automatically retired and cease to exist with no consideration paid therefor, each issued and outstanding share of Company Common Stock will be automatically cancelled and retired and converted into the right to receive (i) 0.595 shares (as such number may be adjusted in accordance with the Merger Agreement) of the newly designated Class B Common Stock, par value $0.01 per share, of Terra REIT (“Class B Common Stock”), and (ii) cash, without interest, in lieu of any fractional shares of Class B Common Stock otherwise issuable in an amount, rounded to the nearest whole cent, determined by multiplying (x) the fraction of a share of Class B Common to which such holder would otherwise be entitled by (y) $14.38.

Prior to the Effective Time, Terra REIT will file with the State Department of Assesments and Taxation of Maryland Articles of Amendment to the Articles of Amendment and Restatement of Terra REIT (the “Terra REIT Charter Amendment”). Pursuant to the Terra REIT Charter Amendment, (i) the authorized shares of stock which Terra REIT has authority to issue will be increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), 450,000,000 shares of Class B Common Stock, and 50,000,000 shares of Preferred Stock, $0.01 par value per share, and (ii) each share of Terra REIT’s common stock issued and outstanding immediately prior to the Effective Time will be automatically changed into one issued and outstanding share of Class B Common Stock.

Except with respect to conversion, each share of Class B Common Stock will have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of Terra REIT’s common stock. On the date that is 180 calendar days (or, if such date is not a business day, the next business day) after the date (the “First Conversion Date”) of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date as approved by Terra REIT’s board of directors (the “Terra REIT Board”), one-third of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is 365 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the First Conversion Date as approved by the Terra REIT Board (the “Second Conversion Date”), one-half of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock. On the date that is 545 calendar days (or, if such date is not a business day, the next business day) after the date of initial listing of shares of Class A Common Stock for trading on a national securities exchange or such earlier date following the Second Conversion Date as approved by the Terra REIT Board, all of the issued and outstanding shares of Class B Common Stock will automatically and without any action on the part of the holder thereof convert into an equal number of shares of Class A Common Stock.

The obligation of each party to consummate the Merger is subject to a number of conditions set forth in the Merger Agreement, including, among others, (i) the approval of the Merger, a proposed amendment to the Company’s charter to remove certain provisions related to “roll-up transactions” in order to facilitate the Merger (the “Company Charter Amendment”) and other matters contemplated by the Merger Agreement by the requisite holders of the Company Common Stock (collectively, the “Company Stockholder Approvals”), (ii) the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Class B Common Stock to be issued in the Merger (including, to the extent required by the Securities Act, the shares of Class A Common Stock into which such shares of Class B Common Stock may be converted pursuant to the terms of the Terra REIT Charter Amendment), (iii) both the Terra REIT Charter Amendment and the Company Charter Amendment becoming effective under Maryland law, (iv) the representations and warranties of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, (v) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (vi) the absence of a material adverse effect with respect to either the Company or Terra REIT, and (vii) the delivery of certain documents, opinions and certificates.

The Merger Agreement contains customary representations, warranties and covenants by the parties. The representations and warranties of the parties are subject to certain important qualifications and limitations set forth in confidential disclosure schedules delivered by the Company, on the one hand, and Terra REIT, on the other hand, and were made solely for purposes of the contract among the parties. The representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the transactions contemplated by the Merger Agreement, rather than establishing matters as facts.

The Merger Agreement also provides that each of the Company and Terra REIT will, and will cause each of its respective subsidiaries to, until the Effective Time, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice and use its reasonable efforts to, among other things, (i) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, and (ii) maintain its status as a real estate investment trust for federal income tax purposes. Each of the Company and Terra REIT are subject to restrictions as specified in the Merger Agreement on certain actions that each party or its subsidiaries may take prior to the Effective Time, including, without limitation, related to amending organizational documents, declaring dividends, issuing or redeeming capital stock, engaging in certain business transactions and incurring indebtedness.

The Merger Agreement provides for “no-shop” provisions which prohibit the Company from, among other things, (i) initiating, soliciting or knowingly encouraging the making of a competing proposal; (ii) engaging in any discussions or negotiations with any person with respect to a competing proposal; (iii) furnishing any non-public information regarding such party, or access to their properties, assets or employees in connection with a competing proposal; or (iv) entering into any binding or nonbinding letter of intent or agreement in principle, or other agreement providing for a competing proposal.

The Merger Agreement provides that, at any time prior to the Company Stockholder Approvals having been obtained, under certain specified circumstances, the board of directors of the Company (“Company Board”) may change its recommendation to the holders of the Company Common Stock regarding the Merger (an “Adverse Recommendation Change”), if the Company Board determines in good faith after consulting with its legal and financial advisors that the failure to do so would reasonably be likely to be inconsistent with the directors’ legal duties under applicable law, provided that Company complies with the procedures set forth in the Merger Agreement.

The Merger Agreement may be terminated by a party thereto in certain circumstances, including if (i) the Merger is not completed on or before December 31, 2022, (ii) a court or other governmental authority issues a final and nonappealable order prohibiting the Merger, (iii) the Company Stockholder Approvals are not obtained, or (iv) the other party breaches its representations, warranties or covenants, which would result in the failure of a closing condition, subject in certain cases, to the right of the breaching party to cure the breach. Additionally, the Merger Agreement may be terminated (i) by Terra REIT if the Company Board makes an Adverse Recommendation Change or (ii) by the Company to enter into a definitive agreement with a third party providing for a “superior proposal” to the extent permitted by, and subject to the applicable terms and conditions of, the Merger Agreement.

The Merger Agreement provides that Company will pay Terra REIT a termination fee in the amount of $2,575,533 (provided that a reduced termination fee of $1,103,800 is payable under certain circumstances set forth in the Merger Agreement) if, among other circumstances, either (i) Terra REIT terminates the Merger Agreement due to an Adverse Recommendation Change or a material breach by the Company of certain provisions of the Merger Agreement regarding competing acquisition proposals, or (ii) the Company terminates the Merger Agreement in order to enter into a definitive agreement with a third party providing for a “superior proposal.”

Pursuant to the Merger Agreement, Terra REIT has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the Terra REIT Board is increased from three to six, and three individuals designated by the Company (the “Company Designees”) are elected to the Terra REIT Board. If a Company Designee is not able or willing to serve on the Terra REIT Board as of the Effective Time, the Company will select a replacement within a reasonable period of time prior to the Effective Time, and the Terra REIT Board will elect such replacement as a member of the Terra REIT Board as of the Effective Time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement (including its exhibits), a copy of which is filed as Exhibit 2.1 hereto, and which is incorporated herein by reference.

Termination Agreement

On May 2, 2022, the Company and the Advisor entered into a Termination Agreement (the “Termination Agreement”) pursuant to which, effective as of the Effective Time, (i) the Investment Advisory and Administrative Services Agreement between the Company and the Advisor (the “Advisory Agreement”) will terminate and (ii) the Advisor will waive any claim or right it has or may have to any distribution, fee or payment, if any, that would otherwise be payable by or on behalf of the Company as a result of the Merger or the termination of the Advisory Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Termination Agreement, a copy of which is filed as Exhibit 10.1 hereto, and which is incorporated herein by reference.

Indemnification Agreements

On and effective as of May 1, 2022, the Company entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors and executive officers (each, an “Indemnitee”). The Indemnification Agreements obligate the Company, if an Indemnitee is or is threatened to be made a party to, or witness in, any proceeding by reason of such Indemnitee’s status as a present or former director, trustee, officer, partner, manager, member, fiduciary, employee or agent of the Company, or as a director, trustee, officer, partner, manager, member, fiduciary, employee or agent of another entity that the Indemnitee served in such capacity at the Company’s request, to indemnify such Indemnitee, and advance expenses actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the Indemnitee actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe his or her conduct was unlawful.

In addition, except as described below, an Indemnitee is not entitled to indemnification pursuant to an Indemnification Agreement:

•	for any loss or liability unless all of the following conditions are met: (i) Indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Company; (ii) Indemnitee was acting on behalf of or performing services for the Company; (iii) such loss or liability was not the result of (A) gross negligence or willful misconduct, in the case that the Indemnitee is an independent director of the Company or (B) negligence or misconduct, in the case that the Indemnitee is not an independent director of the Company; and (iv) such indemnification is recoverable only out of the Company’s net assets and not from the Company’s stockholders;

•	for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to Indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission (the “SEC”) and of the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws;

•	if the proceeding was one brought by the Company or on its behalf and the Indemnitee is adjudged to be liable to the Company;

•	if the Indemnitee is adjudged to be liable on the basis that personal benefit was improperly received in a proceeding charging improper personal benefit to the Indemnitee; or

•	for any indemnification or advancement of expenses relating to any proceeding brought by the Indemnitee other than to enforce his or her rights under an Indemnification Agreement, and then only to the extent provided by the agreement, and except as may be expressly provided in the Company’s charter, the Company’s bylaws, a resolution of the Board or of the Company’s stockholders entitled to vote generally in the election of directors or an agreement approved by the Board.

Subject to the limitations in the first two bullet points above, on application by an Indemnitee to a court of appropriate jurisdiction, the court may order indemnification of such Indemnitee if the court determines that such Indemnitee (i) is entitled to reimbursement under Maryland law, or (ii) is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Indemnitee (a) has met the standard of conduct set forth above, or (b) has been adjudged liable for receipt of an improper personal benefit.

Subject to the limitations above, if an Indemnitee is made a party to any proceeding by reason of such Indemnitee’s status as a present or former director, trustee, officer, partner, manager, member, fiduciary, employee or agent of the Company, or as a director, trustee, officer, partner, manager, member, fiduciary, employee or agent of another entity that the Indemnitee served in such capacity at the Company’s request, and such Indemnitee is successful, on the merits or otherwise, as to one or more (even if less than all) claims, issues or matters in such proceeding, the Company must indemnify such Indemnitee for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the Indemnification Agreements require, subject to the limitations set forth therein, the Company to advance reasonable expenses incurred by an Indemnitee within ten days of the receipt by the Company of a statement from the Indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the Indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to reimburse the Company if a court of competent jurisdiction determines that the Indemnitee is not entitled to indemnification.

The Indemnification Agreements also provide for procedures for the determination of entitlement to indemnification, including a requirement that such determination be made by independent counsel after a change of control of the Company.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the text of the form of Indemnification Agreement, a copy of which is filed as Exhibit 10.2 hereto, and which is incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On and effective as of April 29, 2022, the Board adopted Amendment No. 1 (the “Amendment”) to the Company’s Amended and Restated Bylaws (the “Bylaws”) to add a forum selection provision to the Bylaws. The forum selection provision generally provides that, unless the Company consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for:

•	any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law (the “MGCL”), other than any action arising under federal securities laws, including, without limitation, (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Company to the Company or to the stockholders of the Company; or (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the MGCL or the Company’s charter or the Bylaws; or

•	any other action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Amendment, a copy of which is filed as Exhibit 3.1 hereto, and which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

Exhibit	Description
2.1

Agreement and Plan of Merger, dated as of May 2, 2022, by and among Terra Property Trust, Inc., Terra Income Fund 6, Inc., Terra Merger Sub, LLC, Terra Income Advisors, LLC and Terra REIT Advisors, LLC *

3.1	Amendment No. 1 to the Amended and Restated Bylaws of Terra Income Fund 6, Inc.
10.1	Termination Agreement, dated May 2, 2022, by and between Terra Income Fund 6, Inc. and Terra Income Advisors, LLC
10.2	Form of Indemnification Agreement

*	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules have been omitted. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed Merger, Terra REIT will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus jointly prepared by the Company and Terra REIT, and other related documents. The proxy statement/prospectus will contain important information about the proposed Merger and related matters. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND TERRA REIT WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TERRA REIT AND THE PROPOSED MERGER.

Stockholders of the Company may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by the Company and Terra REIT with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company and Terra REIT with the SEC are also available free of charge on the Company’s website at www.terrafund6.com and Terra REIT’s website at www.terrapropertytrust.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

The Company and its directors and executive officers, and certain other affiliates of the Company, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed Merger. Information regarding the Company’s directors and executive officers can be found in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Merger if and when they become available. These documents are available free of charge on the SEC’s website and from the Company using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of the Company and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company cannot give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Merger, including the Merger’s financial and operational impact, the benefits of the Merger, the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what impact they will have on the results of operations and financial condition of the combined company. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, (i) the risk that the Merger will not be consummated within the expected time period or at all; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (iii) the inability of the Company to obtain the requisite stockholder approvals or the failure to satisfy the other conditions to completion of the Merger; (iv) risks related to disruption of management attention from the ongoing business operations due to the proposed Merger; (v) the effect of the announcement of the proposed Merger on the operating results and businesses generally of the Company or Terra REIT; (vi) the outcome of any legal proceedings relating to the Merger; (vii) the Company’s expected financial performance, operating results and its ability to make distributions to its stockholders; (viii) the potential negative impacts of a novel coronavirus (“COVID-19”) on the global economy and the impacts of COVID-19 on the Company’s and Terra REIT’s financial condition, results of operations, liquidity and capital resources and business operations; (ix) the availability of attractive risk-adjusted investment opportunities in the Company’s targeted assets and other real estate-related investments that satisfy its objectives and strategies; (x) the origination or acquisition of the Company’s targeted assets, including the timing thereof; (xi) volatility in the Company’s industry, interest rates and spreads, the debt or equity markets, the general economy or the real estate market specifically, whether the results of market events or otherwise; (xii) changes in the Company’s investment objectives and business strategy; (xiii) the availability of financing on acceptable terms or at all; (xiv) the performance and financial condition of the Company’s borrowers; (xv) changes in interest rates and the market value of the Company’s assets; (xvi) borrower defaults or decreased recovery rates from the Company’s borrowers; (xvii) changes in prepayment rates on the Company’s loans; (xviii) the Company’s use of financial leverage; (xix) the ability to retain key personnel; (xx) legislative and regulatory changes that could adversely affect the businesses of the Company and Terra REIT; and (xxi) limitations imposed on the Company’s business and its ability to satisfy complex rules in order for the Company to maintain its qualification as a real estate investment trust for federal income tax purposes. All such factors are difficult to predict, including those risks set forth in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on the Company’s website at www.terrafund6.com and on the SEC’s website at www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. The Company does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Signatures

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

TERRA INCOME FUND 6, INC.

Date: May 5, 2022	By:	/s/ Gregory M. Pinkus
	Name:	Gregory M. Pinkus
	Title:	Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary